OLD KENT

Old Kent Financial Corporation
111 Lyon Street NW
Grand Rapids, MI 49503-2406

News Release

NYSE: OK
FOR RELEASE: Immediate
DATE: January 19, 2000
CONTACT: Albert T. Potas
(616) 771-1931

Old Kent Extends Record with 1999 Earnings Increase

- Diluted Operating EPS of $2.26 for the Year and $.60 for the Fourth Quarter -

Grand Rapids, Michigan -- Old Kent Financial Corporation made 1999 its forty-first year of consecutive increases in per share earnings and dividends. Mr. David Wagner, Chairman, President and CEO, described the achievement as "a solid finish to a year filled with accomplishment and growth for Old Kent."

Year ended December 31, 1999:

Excluding charges related to acquisitions completed by Old Kent in both 1999 and 1998:

→ Diluted operating earnings per share was $2.26, a 15.3% increase over 1998.
→ Operating earnings were $270.1 million, or 10.3% more than last year.
→ Total revenues (taxable equivalent basis) increased 9.7%, excluding security gains.
→ Noninterest revenues grew 18.2% and represented 37.5% of total revenues compared to 34.8% for 1998.
→ Return on average total equity was 21.46%, compared to 18.31% for 1998.
→ Return on average total assets was 1.49%, up from 1.38% for 1998.
→ Commercial loans grew by $1.1 billion, or 18.9%, and consumer loans increased $1.0 billion, or 39.8%.
→ Credit quality improved; net loan losses were 0.20% of average total loans, compared to 0.40% for 1998.

After-tax merger related charges recognized by the Corporation were $17.6 million (or $0.15 per share) in 1999 and $19.7 million (or $.15 per share) in 1998. Inclusive of these charges, diluted earnings per share was $2.11 for 1999, 16.6% more than 1998. Net income for 1999 was $252.5 million, up 12.1% from net income of $225.3 million for 1998.

Mr. Wagner stated that "Profitable growth best summarizes our accomplishments this past year. Old Kent has grown its franchise, acquiring two banking organizations and announcing two other mergers that will close in early 2000. Old Kent achieved growth in net interest income while also significantly boosting noninterest revenues. Strong loan growth in our loan portfolios has favorably influenced net interest income and help offset the industry wide margin pressures created by rising interest rates."

"The significant growth in our loan portfolio coming from new customers will benefit future periods as we cultivate more extensive relationships with these clients. We continue to develop a true performance culture across the organization which, when combined with our growing markets, will be the fundamental driver of superior performance at Old Kent," Wagner added.

Quarter ended December 31, 1999:

Excluding the impact of merger related charges recognized in the fourth quarter of 1998:

- → Diluted earnings per share was $.60, a 15.4% increase compared to the same period in 1998.
- → Net income was $71.2 million, or 12% more than last year's fourth quarter.
- → Return on average total equity was 23.24%, compared to 19.03% for the fourth quarter of 1998.
- → Return on average total assets was 1.59%, up from 1.41% for the preceding year's same period.
- → The net interest margin was 4.25%, down from 4.33% in the third quarter of 1999 and up from 4.06% for the quarter ended December 31, 1998.
- → Non-interest revenues were 38.1% of total revenues compared to 35.6% for the final quarter of 1998.
- → The efficiency ratio was 57.76% on a consolidated basis and 50.19% for Old Kent's banking businesses.
- → Net loans charged off were $9.2 million, or 0.32% of average loans, compared to $11.6 million, or 0.45% of average loans, for the three month period ended December 31, 1998.

Revenues

Total (taxable equivalent basis) revenues, excluding security transactions and non-recurring items, increased by 9.7% to $1.1 billion in 1999. Total noninterest revenues, exclusive of security transactions, were $416.8 million in 1999, 18.2% greater than last year. Net interest income rose by 5.1% to $693.9 million on a fully taxable equivalent basis. The net interest margin for 1999 was 4.20% compared to 4.04% for 1998. These increases were largely the result of improvements in the Corporation's mix of interest earning assets related to growth in commercial and consumer loans. The increase in noninterest income was attributable to ongoing efforts aimed at building fee based revenues. In 1999, these fee based revenues represented 37.5% of total revenues, up from 34.8% in 1998.

Old Kent's mortgage banking business performed well during 1999 with a 28% increase in total revenues. This improvement was largely due to the lower interest rate environment during the first six months of the year which enabled strong residential loan production volume, particularly mortgage refinancings. During 1999, Old Kent Mortgage Company ("OKMC") originated approximately $12.1 billion of residential mortgages, down from $13.5 billion in 1998 when interest rates were generally lower throughout the entire year. Interest rate increases during the last half of 1999 had the effect of dramatically reducing the demand for refinancing and negatively impacted revenues related to mortgage loan origination. The rate increases had the opposite effect on mortgage servicing revenues, as prepayment levels slowed, strengthening the value of Old Kent's mortgage servicing right assets ("MSRs"). At December 31, 1999, the market value of MSRs was $323 million, well above their carrying value of $275 million. In response to slowdowns in mortgage demand precipitated by the higher rates, Old Kent Mortgage Company has been adjusting its production capacity accordingly. At December 31, 1999, Old Kent had 147 nationwide mortgage lending sites and 2,778 employees, compared to 167 such sites and 3,014 employees at June 30, 1999, when OKMC was at its peak capacity.

Investment management and trust revenues totaled $73.8 million for the year ended December 31, 1999, an 11.4% increase over last year. The increase is attributable to the effects of aggressive business development efforts along

with expanded product and service offerings. These included: additional choices in the Corporation's proprietary family of mutual funds, The Kent Funds, along with specialized advisory services in Old Kent's trust function. Deposit account revenues increased by 8.3% to $69.7 million in 1999. This increase included the results of programs which were designed to establish deeper relationships with our depository customers. Old Kent increased the average profit per household by 3.3% during 1999. Insurance sales commissions rose by 14.2% to $23.3 million. All other revenues increased by $7.2 million, or 13.2% reflecting a variety of positive results which included additional income associated with increased ATM installations in Old Kent's service area and greater brokerage commissions linked to a business expansion by Old Kent Securities Corp.

Expenses:

Exclusive of merger related charges, noninterest expenses totaled $660.5 million for 1999, or 10.1% more than last year. This increase was largely related to revenue growth initiatives throughout the Corporation, as described above. Old Kent's consolidated efficiency ratio was 59.5% for 1999, compared to 59.9% for the prior year. For Old Kent's banking business, the efficiency ratio for 1999 improved to 53.0% from 55.6% for 1998. The efficiency ratio expresses how much of each revenue dollar is used to pay operating expenses. The improvement in this ratio reflects both revenue growth and enhanced economies of scale related to Old Kent's successful integration of the businesses it has acquired.

Asset Quality:

The provision for credit losses was $26.2 million for 1999, substantially lower than the $47.2 million for 1998. Net loan losses for the year ended December 31, 1999 were $21.6 million, or 0.20% of average total loans. This compares favorably to net loan losses of $40.3 million, or 0.40% of average total loans for 1998. At December 31, 1999, the allowance for credit losses was 1.53% of total loans. Nonperforming assets were $65.5 million at December 31, 1999, or 0.36% of total assets, down from $72.5 million, or 0.39% of total assets, at December 31, 1998. The Corporation experienced improvements in virtually all credit quality indicators throughout the year.

Stock Repurchase Program:

As of December 31, 1999, the Corporation had completed the repurchase of 1.5 million shares of its common stock under a June 1999 authorization allowing for the repurchase of 3 million shares of its common stock within the ensuing year. As in prior programs, shares are to be acquired ratably on a quarterly basis for use in future stock dividends and for issuances related to the Corporation's dividend reinvestment and employee stock plans.

Conference Call

Old Kent's management will host a conference call to discuss the operating results for the year ended December 31, 1999, at 11:00 a.m. (Eastern Standard Time) on January 19, 2000. The conference may be accessed by dialing 800-521-5426 ("listen only" mode) just prior to the scheduled start time. A replay of the call will be available through January 26, 2000, by dialing 888-696-1588 (passcode: 644803). The call, on a "live" or replay basis, may also be accessed through Old Kent's website, "www.oldkent.com".

Description of Old Kent:

Old Kent is a financial services company headquartered in Grand Rapids, Michigan, with a 41 year history of consecutive increases in annual per share earnings and dividends. It operates over 250 banking offices in Michigan, Illinois and Indiana as well as 147 mortgage lending sites throughout the United States. At December 31, 1999, Old Kent had total assets of approximately $18 billion.

EARNINGS SUMMARY:	**1999**	**1998 (a) (b)**	**Percentage Change**
Quarter ended December 31:			
Before merger-related charges:			
Basic Earnings per Share	$0.61	$0.52	17.3%
Diluted Earnings per Share	0.60	0.52	15.4%
Net Income	$71,208,000	$63,592,000	12.0%
After merger-related charges:			
Basic Earnings per Share	$0.61	$0.36	69.4%
Diluted Earnings per Share	0.60	0.36	66.7%
Net Income	$71,208,000	$43,914,000	62.2%
Year ended December 31:			
Before merger-related charges:			
Basic Earnings per Share	$2.28	$1.98	15.2%
Diluted Earnings per Share	2.26	1.96	15.3%
Net Income	$270,139,000	$245,001,000	10.3%
After merger-related charges:			
Basic Earnings per Share	$2.13	$1.82	17.0%
Diluted Earnings per Share	2.11	1.81	16.6%
Net Income	$252,539,000	$225,323,000	12.1%
Balance Sheet Data at December 31:			
Commercial Loans	$6,921,409,000	$5,820,846,000	18.9%
Consumer Loans	3,498,587,000	2,503,319,000	39.8%
Residential Mortgage Loans	1,647,064,000	1,895,912,000	-13.1%
Total Loans	12,067,060,000	10,220,077,000	18.1%
Total Interest-earning Assets	16,314,722,000	16,938,265,000	-3.7%
Core Deposits	12,558,552,000	12,958,784,000	-3.1%
Total Deposits	13,695,012,000	14,413,439,000	-5.0%
Total Assets	17,969,832,000	18,614,725,000	-3.5%
Shareholders' Equity	1,226,873,000	1,321,854,000	-7.2%

(a) Adjusted to reflect a five percent stock dividend paid July 19, 1999.

(b) Restated to include "pooling-of-interests" transactions:

CFSB Bancorp, Inc., acquired July 9, 1999; and Pinnacle Banc Group, Inc., acquired September 3, 1999.

Forward Looking Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include expressions such as "expects," "intends," "believes," and "should," which are necessarily statements of belief as to the expected outcomes of future events. Actual results could materially differ from those presented. Internal and external factors that might cause such a difference include, but are not limited to, the possibility that anticipated cost savings from mergers and other initiatives may not be fully realized within the expected time frames. Actual results could materially differ from those contained in, or implied by such statements. Old Kent undertakes no obligation to release revisions to these forward looking statements or reflect events or conditions after the date of this release.

###

OLD KENT
Financial Corporation

Consolidated Key Financial Data (a)

[Amounts in thousands, except per share data] (Unaudited) **Key Statistics**	4th Quarter 1999	3rd Quarter 1999 Excluding Merger Charges	3rd Quarter 1999	2nd Quarter 1999	1st Quarter 1999	4th Quarter 1998 Excluding Merger Charges	4th Quarter 1998
Net income	$71,208	$70,387	$52,787	$65,381	$63,163	$63,592	$43,914
Basic earnings per share	$0.61	$0.59	$0.45	$0.55	$0.53	$0.52	$0.36
Diluted earnings per share	$0.60	$0.59	$0.44	$0.55	$0.52	$0.52	$0.36
Cash basis earnings per share (b)	$0.63	$0.62	$0.47	$0.58	$0.55	$0.55	$0.39
Operating revenue per share (c)	$2.38	$2.37	$2.37	$2.32	$2.21	$2.13	$2.13
Operating expense per share (c)	$1.37	$1.37	$1.37	$1.44	$1.34	$1.30	$1.30
Return on average total assets:							
Banking	1.69	1.65	1.19	1.52	1.49	1.52	1.00
Mortgage banking	0.79	1.00	1.00	0.87	0.82	0.84	0.84
Consolidated	1.59	1.57	1.18	1.44	1.38	1.41	0.98
Return on average total equity:							
Banking	23.73	21.19	16.01	20.69	19.15	18.83	12.38
Mortgage banking	18.51	24.68	24.68	25.41	26.35	25.52	25.52
Consolidated	23.24	22.31	16.87	20.98	19.66	19.03	13.34
Net interest margin:							
Banking	4.47	4.54	4.54	4.43	4.42	4.46	4.46
Mortgage banking	2.37	2.77	2.77	2.21	1.86	1.67	1.67
Consolidated	4.25	4.33	4.33	4.16	4.04	4.06	4.06
Yield on average earning assets	8.02	7.95	7.95	7.74	7.71	7.84	7.84
Cost of average paying liabilities	4.32	4.15	4.15	4.09	4.19	4.41	4.41
Efficiency ratio (c):							
Banking	50.19	50.90	50.90	56.18	54.95	55.79	55.79
Mortgage banking	82.11	78.56	78.56	79.26	77.19	76.39	76.39
Consolidated	57.76	57.80	57.80	61.79	60.60	60.90	60.90
Net profit margin	25.26	24.88	18.66	23.50	23.63	24.35	16.81
Common Stock Information (adjusted for stock dividends)							
Book value per share	$10.43	$10.48	$10.48	$10.52	$10.71	$10.95	$10.95
Dividends paid per share	0.220	0.200	0.200	0.190	0.190	0.190	0.190
Per share price:							
High	42.25	44.75	44.75	46.85	45.00	44.29	44.29
Low	33.56	36.63	36.63	40.00	39.52	27.74	27.74
Close	35.38	37.13	37.13	41.88	40.30	44.29	44.29
Outstanding shares at end of period	117,610	118,105	118,105	118,650	119,452	120,673	120,673
Number of shares used to compute:							
Basic earnings per share	117,670	118,448	118,448	118,713	119,998	121,245	121,245
Diluted earnings per share	118,528	119,366	119,366	119,764	121,236	122,498	122,498

(a) Restated to include "pooling-of-interests" transactions: CFSB Bancorp, Inc., acquired July 9, 1999; and Pinnacle Banc Group, Inc., acquired September 3, 1999.

(b) Cash basis earnings per share excludes the effect of amortization of intangibles.

(c) Excludes non-recurring items.

OLD KENT
Financial Corporation

Consolidated Key Financial Data (a)

[Amounts in thousands, except per share data]

(Unaudited) **Summary Income Statement**	4th Quarter 1999	3rd Quarter 1999 Excluding Merger Charges	3rd Quarter 1999	2nd Quarter 1999	1st Quarter 1999	4th Quarter 1998 Excluding Merger Charges	4th Quarter 1998
Taxable equivalent net interest income	$174,571	$178,630	$178,630	$172,819	$167,911	$168,329	$168,329
Interest income	325,655	324,063	324,063	317,180	315,375	322,764	322,764
Interest expense	155,398	149,719	149,719	148,495	151,462	158,196	158,196
Net interest income	170,257	174,344	174,344	168,685	163,913	164,568	164,568
Provision for credit losses (operating)	7,522	6,783	6,783	4,899	6,971	7,621	7,621
Provision for credit losses (merger related)	--	--	--	--	--	--	3,500
Other income:							
Mortgage banking revenues - net	49,116	46,352	46,352	48,830	44,037	38,950	38,950
Investment management & trust revenues	18,704	18,556	18,556	18,372	18,203	18,967	18,967
Deposit account revenues	18,337	17,854	17,854	17,316	16,167	16,316	16,316
Insurance sales commissions	5,434	5,956	5,956	5,979	5,972	4,753	4,753
Other revenues and fees	15,753	15,707	15,707	15,001	15,167	14,016	14,016
Total other income	107,344	104,425	104,425	105,498	99,546	93,002	93,002
Securities gains	24	3	3	5,216	2,706	4,347	4,347
Total	107,368	104,428	104,428	110,714	102,252	97,349	97,349
Other expense:							
Salaries and employee benefits	82,513	85,676	85,676	87,071	85,172	83,776	83,776
Occupancy expense	13,541	12,707	12,707	12,569	12,655	12,184	12,184
Equipment expense	11,744	10,580	10,580	11,065	9,893	10,516	10,516
Amortization of goodwill & intangibles	4,086	4,179	4,179	4,306	4,151	4,159	4,159
Other	50,942	50,461	50,461	56,951	50,209	48,503	48,503
Total other expense	162,826	163,603	163,603	171,962	162,080	159,138	159,138
Merger charges	--	--	26,000	--	--	--	24,993
Total	162,826	163,603	189,603	171,962	162,080	159,138	184,131
Income before income taxes	107,277	108,386	82,386	102,538	97,114	95,158	66,665
Income taxes	36,069	37,999	37,999	37,157	33,951	31,566	31,566
Income taxes (applicable to merger charges)	--	--	(8,400)	--	--	--	(8,815)
Net income	$71,208	$70,387	$52,787	$65,381	$63,163	$63,592	$43,914

OLD KENT
Financial Corporation

Five Quarter Average Balances, Yields and Rates (a)

(Unaudited) *(Yields and rates are on a fully taxable-equivalent basis, dollars in millions)*	4th Quarter 1999 Ending Balance	4th Quarter 1999 Average Balance	4th Quarter 1999 Yield/Rate	3rd Quarter 1999 Ending Balance	3rd Quarter 1999 Average Balance	3rd Quarter 1999 Yield/Rate	2nd Quarter 1999 Ending Balance	2nd Quarter 1999 Average Balance	2nd Quarter 1999 Yield/Rate	1st Quarter 1999 Ending Balance	1st Quarter 1999 Average Balance	1st Quarter 1999 Yield/Rate	4th Quarter 1998 Ending Balance	4th Quarter 1998 Average Balance	4th Quarter 1998 Yield/Rate
Assets:															
Loans:															
Commercial loans and leases	$6,921	$6,673	8.54 %	$6,548	$6,400	8.44 %	$6,282	$6,108	8.24 %	$5,944	$5,859	8.37 %	$5,821	$5,754	8.49 %
Consumer loans	3,499	3,279	8.96	3,163	3,074	8.92	2,950	2,871	8.96	2,804	2,553	9.08	2,503	2,510	9.29
Residential mortgages	1,647	1,569	7.74	1,539	1,920	7.80	1,940	1,899	7.70	1,905	1,859	7.63	1,896	1,903	7.68
Total loans	12,067	11,521	8.55	11,250	11,394	8.46	11,172	10,878	8.34	10,653	10,271	8.41	10,220	10,167	8.53
Securities	3,311	3,417	6.35	3,383	3,563	6.55	3,662	4,119	6.53	4,115	4,165	6.55	4,089	4,148	6.71
Mortgages held-for-sale	900	1,246	8.02	1,451	1,402	7.53	1,379	1,612	6.83	1,436	2,121	6.79	2,263	2,163	6.90
Other interest - earning assets	37	176	5.48	75	68	5.09	14	31	4.67	30	154	5.25	366	88	4.76
Total earning assets	16,315	16,360	8.02	16,159	16,427	7.95	16,227	16,640	7.74	16,234	16,711	7.71	16,940	16,566	7.84
Unrealized gain/(loss) on S.A.F.S.	(87)	(65)		(54)	(40)		(37)	1		18	24		50	26	
Allowance for credit losses	(184)	(186)		(186)	(184)		(181)	(181)		(181)	(180)		(180)	(182)	
Cash and due from banks	589	574		551	591		637	615		579	629		667	644	
Goodwill and other intangibles	129	132		134	136		138	140		142	141		143	145	
Mortgage servicing rights	275	288		275	276		271	261		255	230		218	200	
Other assets	933	783		763	686		757	736		799	745		778	606	
Total assets	$17,970	$17,886		$17,642	$17,892		$17,812	$18,212		$17,846	$18,300		$18,614	$18,005	
Liabilities and shareholders' equity:															
Savings deposits	$5,306	$5,288	3.01 %	$5,240	$5,307	2.80 %	$5,212	$5,212	2.69 %	$5,159	$5,103	2.71 %	$5,122	$4,895	2.78 %
Negotiable and foreign deposits	1,137	1,082	5.62	969	962	5.15	975	1,233	4.93	1,258	1,481	5.06	1,455	1,221	5.22
Consumer time deposits	5,212	5,303	4.84	5,352	5,432	4.78	5,512	5,505	4.86	5,521	5,567	5.05	5,592	5,675	5.19
Total interest - bearing deposits	11,655	11,673	4.09	11,561	11,701	3.91	11,699	11,950	3.92	11,938	12,151	4.06	12,169	11,791	4.19
Federal funds purchased and repurchase agreements	935	784	4.44	704	889	4.36	893	1,103	4.36	892	1,123	4.34	1,259	1,193	4.48
Other borrowed funds	1,616	1,617	5.63	1,626	1,540	5.48	1,406	1,320	5.03	1,170	1,172	5.01	1,146	1,052	6.34
Subordinated debt	100	100	6.74	100	100	6.74	100	100	6.74	100	100	6.74	100	100	6.74
Floating rate subordinated securities	100	100	7.09	100	100	6.37	100	100	6.08	100	100	6.09	100	100	6.55
Total interest - bearing funds	14,406	14,274	4.32	14,091	14,330	4.15	14,198	14,573	4.09	14,200	14,646	4.19	14,774	14,236	4.41
Demand deposits	2,040	2,064		2,011	2,055		2,101	2,113		2,011	2,055		2,245	2,167	
Other liabilities	297	322		302	256		265	280		355	314		274	285	
Shareholders' equity:															
Common stock, surplus and retained earnings	1,298	1,268		1,273	1,277		1,271	1,245		1,267	1,268		1,288	1,299	
Net unrealized gain/(loss) on S.A.F.S.	(71)	(42)		(35)	(26)		(23)	1		13	17		33	18	
Total liabilities and shareholders' equity	$17,970	$17,886		$17,642	$17,892		$17,812	$18,212		$17,846	$18,300		$18,614	$18,005	
Selected Ratios															
Net interest spread			3.70 %			3.80 %			3.65 %			3.52 %			3.43 %
Net interest income as a percent of average earning assets			4.25 %			4.33 %			4.16 %			4.04 %			4.06 %
Total equity to total assets	6.83 %			7.02 %			7.01 %			7.17 %			7.10 %		
Tangible equity to tangible assets	6.15 %			6.31 %			6.28 %			6.42 %			6.38 %		
Memoranda															
Core deposits	*12,558*	*12,655*		*12,602*	*12,794*		*12,825*	*12,830*		*12,691*	*12,725*		*12,959*	*12,737*	
Total deposits	*13,695*	*13,737*		*13,571*	*13,756*		*13,800*	*14,063*		*13,949*	*14,206*		*14,414*	*13,958*	
Mortgage servicing portfolio	*14,726*			*15,113*			*14,729*			*14,653*			*14,006*		
Mortgage banking full-time equivalent employees	*2,778*			*2,951*			*3,014*			*2,760*			*2,578*		
Total full-time equivalent employees	*8,018*			*8,304*			*8,492*			*8,244*			*8,090*		

(Unaudited)

Credit Quality	4th Quarter 1999	3rd Quarter 1999	2nd Quarter 1999	1st Quarter 1999	4th Quarter 1998
Ending allowance for credit losses	$184.3	$186.0	$181.4	$180.9	$179.6
Nonperforming assets:					
Nonaccrual	55.5	50.6	54.7	62.4	61.2
Renegotiated	1.9	1.9	3.0	2.9	3.2
Total impaired loans	57.4	52.5	57.7	65.3	64.4
Other real estate owned	8.1	6.5	6.2	6.8	8.1
Total nonperforming assets	65.5	59.0	63.9	72.1	72.5
Loans delinquent over 90 days	14.2	17.1	16.1	10.6	16.9
Gross charge-offs	13.8	8.8	9.6	10.3	15.8
Recoveries	4.6	6.6	5.2	4.5	4.2
Net charge-offs	9.2	2.2	4.4	5.8	11.6
Provision for credit losses	7.5	6.8	4.9	7.0	11.1
Key Ratios:					
Allowance to loans	1.53 %	1.65 %	1.62 %	1.70 %	1.76 %
Allowance to impaired loans	321.23	354.27	314.38	276.75	278.95
Impaired loans to loans	0.48	0.47	0.52	0.61	0.63
Nonperforming assets to assets	0.36	0.33	0.36	0.40	0.39
90 days delinquent to loans	0.12	0.15	0.14	0.10	0.16
Net charge-offs to average loans	0.32	0.07	0.16	0.23	0.45

OLD KENT
Financial Corporation

Consolidated Key Financial Data (a)

[Amounts in thousands, except per share data] *(Unaudited)* **Key Statistics**	**Excluding Merger Charges YTD Dec 31, 1999**	**YTD Dec 31, 1999**	**Excluding Merger Charges YTD Dec 31, 1998**	**YTD Dec 31, 1998**
Net income	$270,139	$252,539	$245,001	$225,323
Basic earnings per share	$2.28	$2.13	$1.98	$1.82
Diluted earnings per share	$2.26	$2.11	$1.96	$1.81
Cash basis earnings per share (b)	$2.38	$2.24	$2.08	$1.93
Operating revenue per share (c)	$9.28	$9.28	$8.12	$8.12
Operating expense per share (c)	$5.52	$5.52	$4.87	$4.87
Return on average total assets:				
Banking	1.59	1.47	1.48	1.35
Mortgage banking	0.86	0.86	0.70	0.70
Consolidated	1.49	1.40	1.38	1.27
Return on average total equity:				
Banking	21.25	19.88	18.22	16.69
Mortgage banking	23.78	23.78	19.16	19.16
Consolidated	21.46	20.17	18.31	16.90
Net interest margin:				
Banking	4.47	4.47	4.40	4.40
Mortgage banking	2.27	2.27	1.30	1.30
Consolidated	4.20	4.20	4.04	4.04
Yield on average earning assets	7.86	7.86	7.96	7.96
Cost of average paying liabilities	4.19	4.19	4.53	4.53
Efficiency ratio (c):				
Banking	52.96	52.96	55.55	55.55
Mortgage banking	79.15	79.15	80.90	80.90
Consolidated	59.46	59.46	59.87	59.87
Net profit margin	24.32	22.74	24.20	22.27
Common Stock Information (adjusted for stock dividends)				
Book value per share	$10.43	$10.43	$10.95	$10.95
Dividends paid per share	0.80	0.80	0.688	0.688
Per share price:				
High	46.85	46.85	44.29	44.29
Low	33.56	33.56	27.50	27.50
Close	35.38	35.38	44.29	44.29
Outstanding shares at end of period	117,610	117,610	120,673	120,673
Number of shares used to compute:				
Basic earnings per share	118,700	118,700	123,512	123,512
Diluted earnings per share	119,715	119,715	124,766	124,766

(a) Restated to include "pooling-of-interests" transactions: First Evergreen Corporation, acquired October 1, 1998; CFSB Bancorp, Inc., acquired July 9, 1999; and Pinnacle Banc Group, Inc., acquired September 3, 1999.

(b) Cash basis earnings per share excludes the effect of amortization of intangibles.

(c) Excludes non-recurring items.

Consolidated Key Financial Data (a)

[Amounts in thousands, except per share data] *(Unaudited)* **Summary Income Statement**	**Excluding Merger Charges YTD Dec 31, 1999**	**YTD Dec 31, 1999**	**Excluding Merger Charges YTD Dec 31, 1998**	**YTD Dec 31, 1998**
Taxable equivalent net interest income	$693,929	$693,929	$660,312	$660,312
Interest income	1,282,273	1,282,273	1,286,115	1,286,115
Interest expense	605,073	605,073	639,747	639,747
Net interest income	677,200	677,200	646,368	646,368
Provision for credit losses (operating)	26,175	26,175	43,718	43,718
Provision for credit losses (merger related)	--	--	--	3,500
Other income:				
Mortgage banking revenues - net	188,335	188,335	147,155	147,155
Investment management & trust revenues	73,835	73,835	66,250	66,250
Deposit account revenues	69,673	69,673	64,304	64,304
Insurance sales commissions	23,340	23,340	20,434	20,434
Other revenues and fees	61,629	61,629	54,436	54,436
Total other income	416,812	416,812	352,579	352,579
Securities gains	7,948	7,948	16,899	16,899
Total	424,760	424,760	369,478	369,478
Other expense:				
Salaries and employee benefits	340,432	340,432	322,308	322,308
Occupancy expense	51,472	51,472	46,677	46,677
Equipment expense	43,283	43,283	39,510	39,510
Amortization of goodwill & intangibles	16,722	16,722	16,656	16,656
Other	208,560	208,560	174,790	174,790
Total other expense	660,469	660,469	599,941	599,941
Merger charges	--	26,000	--	24,993
Total	660,469	686,469	599,941	624,934
Income before income taxes	415,316	389,316	372,187	343,694
Income taxes	145,177	145,177	127,186	127,186
Income taxes (applicable to merger charges)	--	(8,400)	--	(8,815)
Net income	$270,139	$252,539	$245,001	$225,323

OLD KENT
Financial Corporation

Average Balances, Yields and Rates (a)	Twelve months ended Dec 31, 1999		1998	
(Yields and rates are on a fully taxable-equivalent basis, dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Average Assets:				
Loans	$11,020,230	8.44 %	$10,179,364	8.76 %
Securities	3,813,067	6.50	4,334,136	6.55
Mortgages available-for-sale	1,592,083	7.21	1,745,941	6.91
Other interest earning assets	106,796	5.31	76,225	4.99
Total earning assets	16,532,176	7.86	16,335,666	7.96
Unrealized gain/(loss) on securities available-for-sale	(20,510)		12,794	
Allowance for loan losses	(182,760)		(179,640)	
Cash and due from banks	602,259		600,968	
Goodwill and other intangibles	137,405		150,903	
Mortgage servicing rights (net)	271,147		196,732	
Other assets	730,373		605,776	
Total Assets	$18,070,090		$17,723,199	
Average Liabilities and Shareholders' Equity:				
Savings deposits	$5,227,457	2.80 %	$4,632,882	2.79 %
Time deposits:				
Negotiable	1,112,653	5.17	1,083,640	5.50
Foreign	75,232	5.11	37,384	5.37
Other time	5,450,700	4.88	5,836,520	5.33
Total interest - bearing deposits	11,866,042	4.00	11,590,426	4.33
Federal funds purchased and repurchase agreements	973,603	4.37	1,002,060	4.82
Other borrowed funds	1,413,549	5.32	1,315,516	5.79
Subordinated debt	100,000	6.74	100,000	6.74
Floating rate subordinated securities	100,000	6.41	100,000	6.74
Total interest - bearing funds	14,453,194	4.19	14,108,002	4.53
Demand deposits	2,071,822		2,031,358	
Other liabilities	293,085		250,689	
Shareholders' equity:				
Common stock, capital surplus and retained earnings	1,264,907		1,323,601	
Unrealized gain/(loss) on securities available-for-sale	(12,918)		9,549	
Total Liabilities and Shareholders' Equity	$18,070,090		$17,723,199	
Net Interest Spread		3.67 %		3.43 %
Net Interest Income as a Percentage of Average Earning Assets		4.20 %		4.04 %

OLD KENT
Financial Corporation

Credit Loss Reserve Summary

(Unaudited)
(Amounts in thousands)

	YTD - 99	YTD - 98	Q4-99	Q3-99	Q2-99	Q1-99	Q4-98
Beginning Reserve	$179,605	$173,203	$185,969	$181,399	$180,851	$179,605	$180,034
Provision	26,175	47,216	7,522	6,783	4,899	6,971	11,121
Net Charge - offs	21,613	40,339	9,204	2,213	4,351	5,845	11,550
Other	120	(475)	--	--	--	120	--
Ending Reserve	$184,287	$179,605	$184,287	$185,969	$181,399	$180,851	$179,605
Net Loan Charge - offs							
Commercial Loans	$10,147	$24,998	$6,338	($492)	$1,644	$2,659	$9,055
Consumer Loans	10,845	14,670	2,798	2,126	2,467	3,452	2,338
Real Estate - Mortgages	621	671	68	579	240	(266)	157
Total Net Loan Charge - offs	$21,613	$40,339	$9,204	$2,213	$4,351	$5,845	$11,550
Net Charge - off Ratio	*0.20%*	*0.40%*	*0.32%*	*0.07%*	*0.16%*	*0.23%*	*0.45%*

OLD KENT
Financial Corporation

Selected Mortgage Banking Information
(Unaudited)

	For the Quarter Ended				
	12/31/1999	09/30/1999	06/30/1999	03/31/1999	12/31/1998
Net mortgage banking revenue (thousands)	$49,116	$46,352	$48,830	$44,037	$38,950
Mortgage originations (millions)	$2,216	$2,739	$3,503	$3,633	$4,411
Home purchases as a percentage of mortgage originations	72%	73%	56%	38%	33%
Mortgage originations percentage by loan type:					
Conventional loans	56%	58%	70%	75%	77%
FHA/VA loans	34%	33%	27%	23%	21%
Sub-prime loans	10%	9%	3%	2%	2%
Mortgage loan sales (millions)	$2,349	$2,804	$3,330	$4,279	$3,623
Loans serviced for others (millions)	$14,726	$15,113	$14,729	$14,653	$14,006
Mortgage servicing rights (millions)	$275	$275	$271	$255	$218
Servicing portfolio weighted average coupon	7.45%	7.41%	7.38%	7.36%	7.45%
Number of branch offices/states	147/32	152/31	167/32	160/32	143/32

Mortgage Servicing Rights					
Balance at beginning of period	$274,949	$270,851	$255,132	$218,497	$187,746
Additions	52,877	55,704	68,024	91,287	62,799
Sales	(43,051)	(38,181)	(36,082)	(38,525)	(18,163)
Amortization	(9,879)	(13,425)	(16,223)	(16,127)	(13,885)
Balance at end of period	$274,896	$274,949	$270,851	$255,132	$218,497
Estimated fair value of mortgage servicing rights	$323,000	$340,000	$328,000	$304,000	$261,000